Exhibit d(2)
                          DOMINI SOCIAL INVESTMENTS LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012

                           Dated as of April 29, 2005

Domini Social Investment Trust
c/o Domini Social Investments LLC
536 Broadway, 7th Floor
New York, New York  10012

         Re:  Management Agreement
              --------------------
Ladies and Gentlemen:

         Reference is hereby made to that certain Management Agreement, dated as of May 1, 2000 (such agreement, as amended and in effect from time to time, the
"Management Agreement"), by and between Domini Social Investment Trust (the
"Trust"), on behalf of its series the Domini Social Bond Fund (the "Fund"), and
Domini Social Investments LLC ("DSI" or the "Manager").

         The Trust and the Manager hereby agree that Section 3 of the Management
Agreement is hereby amended to read as follows:

                  3.       COMPENSATION OF DSI.

                  For the services to be rendered and facilities provided by DSI hereunder for the benefit of the Fund, the Trust shall pay DSI from the assets of the Fund an advisory fee accrued daily and payable monthly as specified on the Schedule A which is attached hereto and made a part of this Agreement. Such compensation shall be paid to DSI at the end of each month, and calculated by applying a daily rate, based on the annual percentage rates as specified on the attached Schedule A, to the assets of the Fund. The fee calculation shall be based on the Fund's average daily net assets for the Fund's then-current fiscal year. The
         Manager shall pay any applicable fees to the subadviser(s) or submanager(s) on the Fund's behalf. If DSI provides services hereunder for less than the whole of any period specified in this Section 3, the compensation to DSI shall be accordingly adjusted and prorated.

         The Schedule A attached hereto is hereby added as Schedule A to the
Management Agreement.

         This letter agreement is a contract under seal and shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.
This letter agreement may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same instrument. In proving this letter agreement it

                                      -2-

shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

                                   Sincerely,

                                   DOMINI SOCIAL INVESTMENTS LLC

                                   By: /s/ Amy L. Domini
                                       ----------------------------
                                      Title: Manager

Accepted and Agreed:

DOMINI SOCIAL INVESTMENT TRUST, ON
BEHALF OF ITS SERIES DOMINI SOCIAL BOND FUND

By: /s/ Carole M. Laible
    ------------------------------------------
   Title: Treasurer

                                                                      SCHEDULE A
                                                                      ----------

Pursuant to Section 3, Domini Social Investment Trust, on behalf of Domini
Social Bond Fund, shall pay the Manager compensation at the following annual rates:

              0.40% of the first $500 million of net assets managed
              0.38% of the next $500 million of net assets managed
               0.35% of net assets managed in excess of $1 billion